Filed by Flextronics International Ltd. pursuant to Rule 425
Under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange Act of 1934, as amended
Subject Company: Solectron Corp.
Commission File No. of Subject Company: 001-11098
The following press release was issued by Flextronics International Ltd. on August 30, 2007.

2 Changi South Lane Singapore 486123	65.6299.8888 Main www.flextronics.com
PRESS RELEASE
Flextronics contacts:
Thomas J. Smach
Chief Financial Officer
+1.408.576.7722
investor_relations@flextronics.com
Renee Brotherton
Senior Director of Corporate Marketing
+1.408.576.7189
renee.brotherton@flextronics.com

FLEXTRONICS TO EXPAND MEDICAL CAPABILITIES THROUGH ACQUISITION OF AVAIL
Singapore, August 30, 2007—Flextronics (NASDAQ: FLEX), a global leading Electronics Manufacturing Services (EMS) provider and Avail Medical Products, Inc., the privately-held, market leader in disposable medical devices, today announced that the two companies have entered into a definitive agreement for Flextronics to acquire Avail. The addition of Avail’s medical design, manufacturing and logistics capabilities for disposable medical device products and the leading medical capabilities afforded by the pending Solectron acquisition will significantly broaden Flextronics Medical segment’s offerings, and establish Flextronics as a leading supplier and partner for the medical industry.
“When our core medical business is combined with the capabilities of Avail and the services that we will add from the pending Solectron acquisition, Flextronics Medical will increase the range of services it offers customers to include design, manufacturing and logistics of disposable medical devices, hand held diagnostics and drug delivery devices and imaging, lab and life sciences equipment,” said Dan Croteau, president of Flextronics Medical. “Not only will we have one of the broadest ranges of capabilities in the medical industry, this strategic combination of world-class resources demonstrates our commitment to providing our medical customers with an unmatched level of global capabilities.”
“The combination of Avail and Flextronics Medical will allow us to build upon our combined global manufacturing footprint and supply chain organization to provide customers with the services they require to sustain a competitive edge in the global marketplace for complex medical products,” said J. Randall Keene, president and chief executive officer of Avail. “Together, we will also have the ability to accelerate product development and simplify customer supply chains by building upon Flextronics’s advanced electronics capabilities and adding the disposable medical device experience of Avail.”
Avail is expected to generate approximately $250 million of sales in calendar 2007 from a product portfolio that consists of disposable medical products that includes catheters, wound management and drug delivery devices. The acquisition is expected to close before the end of the calendar year and it is expected that this acquisition will be neutral to the diluted earnings per share guidance for all periods previously provided by Flextronics. Additional terms of the deal were not disclosed.

About Flextronics
Headquartered in Singapore (Singapore Reg. No. 199002645H), Flextronics is a leading Electronics Manufacturing Services (EMS) provider focused on delivering complete design, engineering and manufacturing services to automotive, computing, consumer digital, industrial, infrastructure, medical and mobile OEMs. With fiscal year 2007 revenues from continuing operations of US$18.9 billion, Flextronics helps customers design, build, ship, and service electronics products through a network of facilities in over 30 countries on four continents. This global presence provides design and engineering solutions that are combined with core electronics manufacturing and logistics services, and vertically integrated with components technologies, to optimize customer operations by lowering costs and reducing time to market. For more information, please visit http://www.flextronics.com.
Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of federal securities laws. These forward-looking statements include statements related to the expected timing of the closing of the acquisition of Avail by Flextronics, the expected benefits of Flextronics’s acquisition of Avail and its pending acquisition of Solectron, the impact of those acquisitions on Flextronics’s product offerings, its range of capabilities in the medical industry and its position in the high growth medical segment. These forward-looking statements are based on current assumptions and expectations and involve risks and uncertainties that could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks include the possibility that the acquisitions may not be completed as planned or at all, difficulties or delays in obtaining regulatory or shareholder approvals for the proposed transactions, the possibility that the growth prospects and any other synergies expected from the proposed transactions may not be fully realized or may take longer to realize than expected, that growth in the medical industry may not occur as expected or at all, and other risks affecting Flextronics that are described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Flextronics’s annual and quarterly reports filed with the Securities and Exchange Commission (“SEC”), and under the sections entitled “Cautionary Statement Regarding Forward Looking Information,” “Risk Factors” and “The Merger” included in the definitive Joint Proxy Statement/Prospectus referred to below. The forward-looking statements in this press release are based on current expectations and Flextronics does not assume any obligation to update these forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these forward-looking statements.
Additional Information and Where to Find it:
In connection with the proposed merger with Solectron, Flextronics has filed a Registration Statement on Form S-4/A (SEC File No. 333-14486) with the Securities and Exchange Commission (“SEC”) that contains a definitive Joint Proxy Statement/Prospectus. Before making any voting or investment decision with respect to the proposed Solectron merger, investors and security holders are urged to read carefully the Registration Statement and the definitive Joint Proxy Statement/Prospectus and related materials, because they contain important information about Flextronics, Solectron and the proposed merger. Documents filed with the SEC, including the definitive Joint Proxy Statement/Prospectus and other relevant materials, may be obtained free of charge at the SEC’s web site www.sec.gov. In addition, investors and security holders may obtain a free copy of any documents that Flextronics and Solectron have filed with the SEC by directing a written request to:

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For information relating to Flextronics:	For information relating to Solectron:

Flextronics International Ltd. 2090 Fortune Drive San Jose, CA 95131 Attention: Investor Relations	Solectron Corporation 847 Gibraltar Drive Milpitas, CA 95035 Attention: Investor Relations
This press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation:
Flextronics, Solectron and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed Solectron merger. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the definitive Joint Proxy Statement/Prospectus referred to above. This document is available free of charge at the SEC’s website (www.sec.gov) or by contacting Flextronics and Solectron at their respective addresses listed above.
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